UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-40223

Bolt Projects Holdings, Inc.
(Exact name of registrant as specified in its charter)

2261 Market Street, Suite 5447
San Francisco, California 94114
(415)-325-5912
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.0001 per share
Warrants, each 20 whole warrants exercisable for one share of common stock at an exercise price of $230.00
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐
Approximate number of holders of record as of the certification or notice date: 263.
Pursuant to the requirements of the Securities Exchange Act of 1934 Bolt Projects Holdings, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Bolt Projects Holdings, Inc.

Date: March 12, 2026	By:	/s/ Daniel Widmaier
	Name:	Daniel Widmaier
	Title:	Chief Executive Officer